Exhibit 99.1

XIAO-I CORPORATION

XIAO-I CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2024	2025
Assets		(Unaudited)
Current assets:
Cash and cash equivalents	$846,593	$5,011,540
Accounts receivable, net	55,543,017	51,385,380
Amounts due from related parties, current	13,587,536	13,823,051
Inventories	14,362	38,965
Contract costs	2,502,678	2,447,411
Advance to suppliers	3,205,098	57,065
Prepaid expenses and other current assets, net	792,732	950,067
Total current assets	76,492,016	73,713,479

Non-current assets:
Property and equipment, net	1,867,736	1,650,710
Intangible assets, net	143,370	129,297
Long-term investments	2,497,594	2,527,470
Right of use assets	833,030	666,077
Prepaid expenses and other non-current assets	3,677,728	3,705,285
Total non-current assets	9,019,458	8,678,839
TOTAL ASSETS	$85,511,474	$82,392,318

Liabilities
Current liabilities:
Short-term borrowings	$32,879,865	$29,940,109
Accounts payable	27,131,439	38,315,277
Amount due to related parties, current	217,068	68,338
Deferred revenue	2,385,228	2,239,790
Convertible loans	216,756	5,464,984
Accrued expenses and other current liabilities	23,289,453	27,731,560
Lease liabilities, current	483,658	482,910
Total current liabilities	86,603,467	104,242,968

Non-current liabilities:
Amount due to a related party, non-current	7,336,833	7,600,601
Accrued liabilities, non-current	7,043,185	7,225,471
Lease liabilities, non-current	295,962	104,361
Total non-current liabilities	14,675,980	14,930,433
TOTAL LIABILITIES	101,279,447	119,173,401

Commitments and Contingencies

Shareholders’ deficit
Ordinary shares (par value of $0.00005 per share; 1,000,000,000 shares and 1,000,000,000 shares authorized as of December 31, 2024 and June 30, 2025, respectively; 31,949,038 shares and 40,358,332 shares issued and outstanding as of December 31, 2024 and June 30, 2025, respectively)	1,598	2,019
Preferred shares (par value of $0.00005 per share; nil and 3,700,000 preferred shares authorized as of December 31, 2024 and June 30, 2025; 3,700,000 and 3,700,000 preferred shares issued and outstanding as of December 31, 2024 and June 30, 2025)	185	185
Additional paid-in capital	115,745,140	125,573,131
Statutory reserve	237,486	237,486
Accumulated deficit	(125,338,509)	(155,463,958)
Accumulated other comprehensive loss	(2,848,314)	(3,195,329)
XIAO-I CORPORATION shareholders’ deficit	(12,202,414)	(32,846,466)
Non-controlling interests	(3,565,559)	(3,934,617)
Total shareholders’ deficit	(15,767,973)	(36,781,083)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$85,511,474	$82,392,318

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

XIAO-I CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the six months ended June 30,
	2024	2025
	(Unaudited)
Sale of software products	$102,705	$348,625
Sale of hardware products	2,539	273,863
Technology development service	8,039,536	2,271,952
M&S service	670,959	822,760
Sale of cloud platform products	24,138,026	7,799,708
Net revenues	32,953,765	11,516,908
Cost of sale of software products	(45,001)	(181,048)
Cost of sale of hardware products	(1,416)	(635,671)
Cost of technology development service	(5,429,050)	(1,525,099)
Cost of M&S service	(364,398)	(77,444)
Cost of sale of cloud platform products	(5,846,639)	(2,406,334)
Cost of revenues	(11,686,504)	(4,825,596)
Gross profit	21,267,261	6,691,312

Operating expenses:
Selling expenses	(1,862,535)	(702,930)
General and administrative expenses	(7,341,878)	(11,270,966)
Research and development expenses	(26,897,236)	(24,070,939)
Total operating expenses	(36,101,649)	(36,044,835)

Loss from operations	(14,834,388)	(29,353,523)

Other expenses
Investment loss	(37,326)	(17,221)
Interest expenses, net	(937,374)	(1,224,040)
Fair value change of derivative liabilities	107,586	-
Other income, net	159,027	204,973
Total other expenses	(708,087)	(1,036,288)

Loss before income tax expense	(15,542,475)	(30,389,811)
Income tax expense	-	-
Net loss	$(15,542,475)	$(30,389,811)
Net loss attributable to non-controlling interests	(42,485)	(264,362)
Net loss attributable to XIAO-I CORPORATION shareholders	(15,499,990)	(30,125,449)

Other comprehensive income
Foreign currency translation change, net of nil income taxes	253,567	(451,711)
Total other comprehensive income/(loss)	253,567	(451,711)
Total comprehensive loss	$(15,288,908)	$(30,841,522)
Total comprehensive income/(loss) attributable to non-controlling interests	27,621	(369,058)
Total comprehensive loss attributable to XIAO-I CORPORATION shareholders	(15,316,529)	(30,472,464)
Loss per ordinary share attributable to XIAO-I CORPORATION shareholders
Basic	(0.64)	(0.84)
Diluted	(0.64)	(0.84)
Weighted average number of ordinary shares outstanding
Basic	24,049,072	35,972,462
Diluted	24,049,072	35,972,462

Note:

(1) Share-based compensation expenses were allocated as follows:

	For the six months ended June 30,
	2024	2025
	(Unaudited)
Selling expenses	$-	$1,093
General and administrative expenses	488,231	4,991,788
Total	$488,231	$4,992,881

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

XIAO-I CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT
(In U.S. dollars, except for share and per share data, or otherwise noted)

	Ordinary shares		Preferred shares		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total shareholders'	Non- controlling
	Share	Amount	Share*	Amount	capital	reserve	deficit	loss	deficit	interests	Total deficit
Balance as of December 31, 2023	24,015,592	$1,201	3,700,000	$185	$108,729,047	$237,486	$(110,833,045)	$(2,998,562)	$(4,863,688)	$(3,603,174)	$(8,466,862)
Net loss	-	-	-	-	-	-	(15,499,990)	-	(15,499,990)	(42,485)	(15,542,475)
Foreign currency translation adjustment	-	-	-	-	-	-	-	183,461	183,461	70,106	253,567
Conversion of convertible loans	100,000	5	-	-	144,192	-	-	-	144,197	-	144,197
Pre-delivery ordinary shares for conversion of convertible loans	333,334	17	-	-	(17)	-	-	-	-	-	-
Pre-delivery ordinary shares for Share Incentive Plan	283,333	14	-	-	(14)	-	-	-	-	-	-
Share-based compensation expenses	46,667	2	-	-	488,229	-	-	-	488,231	-	488,231
Balance as of June 30, 2024 (unaudited)	24,778,926	$1,239	3,700,000	$185	$109,361,437	$237,486	$(126,333,035)	$(2,815,101)	$(19,547,789)	$(3,575,553)	$(23,123,342)

Balance as of December 31, 2024	31,949,038	$1,598	3,700,000	$185	$115,745,140	$237,486	$(125,338,509)	$(2,848,314)	$(12,202,414)	$(3,565,559)	$(15,767,973)
Net loss	-	-	-	-	-	-	(30,125,449)	-	(30,125,449)	(264,362)	(30,389,811)
Foreign currency translation adjustment	-	-	-	-	-	-	-	(347,015)	(347,015)	(104,696)	(451,711)
Conversion of convertible loans	4,140,987	207	-	-	4,753,912	-	-	-	4,754,119	-	4,754,119
Cancellation of ordinary shares	(9)	-	-	-	-	-	-	-	-	-	-
Share-based compensation expenses	4,268,316	214	-	-	5,074,079	-	-	-	5,074,293	-	5,074,293
Balance as of June 30, 2025 (unaudited)	40,358,332	$2,019	3,700,000	$185	$125,573,131	$237,486	$(155,463,958)	$(3,195,329)	$(32,846,466)	$(3,934,617)	$(36,781,083)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

XIAO-I CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the six months ended June 30,
	2024	2025
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(15,542,475)	$(30,389,811)
Adjustments to reconcile net loss to net cash used in operating activities:
Allowance for credit losses	1,544,158	1,094,584
Interest expenses from convertible loans	29,110	116,848
Share-based compensation expenses	488,231	4,992,881
Written-down of inventories	-	5,046
Interest expenses on loans from shareholder	226,781	216,086
Depreciation and amortization	273,827	262,063
Loss/(gain) from the disposal of property and equipment	79,478	(93,379)
Loss from lease modification	17,062	-
Loss from equity investment	37,326	17,221
Changes in the fair value of financial liabilities	(107,586)	-
Right-of-use assets amortization	374,892	242,456

Changes in assets and liabilities
Accounts receivable	(21,061,771)	(4,011,339)
Inventories	(15,060)	(29,509)
Contract costs	(4,537,967)	100,482
Prepaid expenses and other current assets	242,479	2,573,846
Amount due from related parties	(159,658)	21,605
Accounts payable	18,665,414	18,547,639
Deferred revenue	5,989,205	(188,282)
Accrued expenses and other current liabilities	3,578,766	4,418,603
Amount due to related parties	(69,689)	-
Lease payment liabilities	(417,562)	(267,603)
Prepaid expenses and other non-current assets	310,856	41,593
Net cash used in operating activities	(10,054,183)	(2,328,970)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(23,035)	-
Purchase of intangible assets	(2,181)	(453)
Proceed from disposal of property and equipment	-	83,074
Loan to third parties	(97,019)	-
Net cash (used in)/provided by investing activities	(122,235)	82,621

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term borrowings	19,402,633	8,920,939
Repayments of short-term borrowings	(12,474,012)	(12,439,820)
Repayments of interests-free borrowings from related parties	-	(150,000)
Repayments of borrowings from related parties	(782,536)	(94,261)
Proceeds from borrowings from third-parties	3,312,543	3,085,156
Repayments of borrowings from third-parties	(702,900)	(3,517,221)
Proceeds from convertible loans	2,496,945	9,885,500
Net cash provided by financing activities	11,252,673	5,690,293

Effect of exchange rate changes	(791,320)	721,003

Net change in cash, cash equivalents and restricted cash	284,935	4,164,947
Cash, cash equivalents and restricted cash, at beginning of the period	1,564,542	846,593
Cash, cash equivalents and restricted cash, at end of the period	$1,849,477	$5,011,540

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$669,199	$560,074
Income tax paid	-	-
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Recognition of right-of-use assets and lease payment liabilities	$-	$59,780
Accrued expense and other liabilities, non-current converted into current	$285,748	$-
Conversion of convertible loans	$144,197	$4,754,119

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

XIAO-I CORPORATION. (“Xiao-I”, or the “Company”) was incorporated under the laws of the Cayman Islands on August 13, 2018. The Company through its wholly-owned subsidiaries, variable interest entity (“VIE”) and VIE’s subsidiaries (collectively, the “Group”) primarily engages in artificial intelligence technology in the People’s Republic of China (“PRC” or “China”). The Company completed its IPO on the Nasdaq Global Market in March 2023.

As of June 30, 2025, the Company’s major subsidiaries and consolidated VIE are as follows:

Name	Date of Incorporation	Place of incorporation	Percentage of beneficial ownership for purposes of accounting	Principal Activities
Wholly and Major owned subsidiaries
AI PLUS HOLDING LIMITED (“AI Plus”)	August 30, 2018	British Virgin Islands	100%	Investing holding company
Xiao-i Technology Limited (“Xiao-i Technology”)	December 17, 2018	Hong Kong	100%	Investing holding company
Zhizhen Artificial Intelligent Technology (Shanghai) Co. Ltd. (“Zhizhen Technology”) (“WFOE”)	February 21, 2019	PRC	100%	WFOE, a holding company

VIE
Shanghai Xiao-i Robot Technology Co., Ltd. (“Shanghai Xiao-i”)	August 27, 2009	PRC	100%	Internet technology development

Subsidiaries of VIE
Xiaoi Robot Technology (H.K) Ltd. (“Xiaoi Robot”)	June 3, 2016	Hong Kong	100%	Internet technology development
Guizhou Xiao-i Robot Technology Co., Ltd. (“Guizhou Xiao-i”)	July 18, 2016	PRC	70%	AI robot development

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following financial statement amounts and balances of the VIE and its subsidiaries were included in the accompanying unaudited condensed consolidated financial statements after elimination of intercompany transactions within the consolidated VIE:

Unaudited Condensed Consolidated Balance Sheets Information

	As of December 31,	As of June 30,
	2024	2025
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$566,544	$253,735
Accounts receivable, net	55,522,880	51,369,096
Amounts due from related parties, current	13,587,536	13,823,051
Inventories	10,724	5,819
Contract costs	2,357,950	2,447,411
Advance to suppliers	3,205,098	57,065
Prepaid expenses and other current assets, net	413,579	502,672
Amount due from intercompany, current	2,063,000	2,091,767
Total current assets	77,727,311	70,550,616

Non-current assets:
Property and equipment, net	1,777,249	393,595
Intangible assets, net	140,366	125,897
Long-term investments	937,909	955,676
Right of use assets	66,913	81,341
Prepaid expenses and other non-current assets	3,558,515	3,583,814
Total non-current assets	6,480,952	5,140,323
TOTAL ASSETS	$84,208,263	$75,690,939

Liabilities
Current liabilities:
Short-term borrowings	$32,879,865	$29,940,109
Accounts payable	26,740,606	37,946,343
Amount due to related parties, current	67,068	68,338
Deferred revenue	2,385,228	2,239,790
Accrued expenses and other current liabilities	22,173,896	26,186,627
Lease liabilities, current	57,545	37,757
Amount due to intercompany, current	31,080,404	33,668,825
Total current liabilities	115,384,612	130,087,789

Non-current liabilities:
Amount due to a related party, non-current	7,336,833	7,600,601
Accrued liabilities, non-current	4,508,695	4,593,896
Lease liabilities, non-current	-	28,145
Total non-current liabilities	11,845,528	12,222,642
TOTAL LIABILITIES	$127,230,140	$142,310,431

Unaudited Condensed Consolidated Statements of Operations and Comprehensive loss

	For the six months ended June 30,
	2024	2025
	(Unaudited)
Net revenue	$32,953,740	$11,924,360
Net loss	$(14,367,159)	$(22,455,335)

Unaudited Condensed Consolidated Cash Flows Information

	For the six months ended June 30,
	2024	2025
	(Unaudited)
Net cash (used in)/provided by operating activities	$(10,853,619)	$3,618,309
Net cash (used in)/provided by investing activities	$(120,054)	$83,074
Net cash provided by/(used in) financing activities	$11,579,512	$(3,973,007)
Effect of exchange rate changes	$16,207	$(41,185)
Net change in cash, cash equivalents and restricted cash	$622,046	$(312,809)

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and June 30, 2025, there were no pledge or collateralization of the VIE’s assets that can only be used to settle obligations of the VIE. The amount of the net liabilities of the VIE was $43,021,877 and $66,619,492 as of December 31, 2024 and June 30, 2025, respectively. The creditors of the VIE’s third party liabilities did not have recourse to the general credit of the Company in the normal course of business. Currently there is a contractual arrangement that would require the Company or its subsidiaries to provide financial support to the VIE. Under the Exclusive Business Cooperation Agreement signed on March 29, 2019 between WFOE and the VIE, WFOE will provide financial support to the VIE or the VIE’s subsidiaries in the event of a loss or serious operational difficulties during the validity term of this agreement.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a).	Basis of presentation

The accompanying unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information, and with the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Unaudited interim results are not necessarily indicative of the results for the full fiscal year. These unaudited condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements and related notes included in the Annual Report for the year ended December 31, 2024.

The accompanying unaudited condensed consolidated financial statements contemplate the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Group’s ability to operate profitably, to generate cash flows from operations, and its ability to attract investors and to borrow funds on reasonable economic terms.

(b).	Going concern

As of December 31, 2024 and June 30, 2025, the Group had an accumulated deficit of $125,338,509 and $155,463,958, respectively, and negative working capital of $10,111,451 and $30,529,489, respectively. In addition, for the six months ended June 30, 2024 and 2025, the Group recorded an amount of net cash used in operating activities of $10,054,183 and $2,328,970, respectively. These conditions raised substantial doubts about the Group’s ability to continue as a going concern.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of borrowings from banks, related parties and third parties, and proceeds from equity financing to fund its operations and business development. To meet the cash requirements for the next 12 months from the issuance date of the unaudited condensed consolidated financial statements, the Group obtained financial support from controlling shareholder and are in plans to obtain further financing including borrowings from financial institutions. In addition, the Group focuses on the improvement of operation efficiency, implementation of strict cost control and budget and enhancement of internal controls to create a synergy of resources. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes generating revenue while controlling operating cost and expenses to generate positive operating cash flows and obtaining funds from outside sources of financing to generate positive financing cash flows. There can be no assurance that the Group will be successful in achieving strategic plans, that the Group’s future capital raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or on acceptable terms, if at all. If the Group is unable to raise sufficient financing or events or circumstances occur such that the Group does not successful execute strategic plans, the Group will be required to reduce certain discretionary spending, alter or scale back research and development programs, or be unable to fund capital expenditures, which would have a material adverse effect on our financial position, results of operations, cash flows, and ability to achieve intended business objectives.

The accompanying unaudited condensed consolidated financial statements have been prepared on the basis the Group will be able to continue as a going concern for a period of one year after the issuance of the unaudited condensed consolidated financial statements.

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(c).	Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE in which the Company, through its WFOE, has a controlling financial interest, and the VIE’s subsidiaries.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors. A VIE is an entity in which the Company, or its WFOE, through contractual arrangements, is fully and exclusively responsible for the management of the entity, absorbs all risk of losses of the entity (excluding non-controlling interests), receives the benefits of the entity that could be significant to the entity (excluding non-controlling interests), and has the exclusive right to exercise all voting rights of the entity, and therefore the Company or its WFOE is the primary beneficiary of the entity for accounting purposes. However, the contractual arrangements with the VIE and its shareholders may not be as effective as equity ownership in providing operational control.

All intercompany transactions and balances among the Company, its subsidiaries, the VIE, and the VIE’s subsidiaries have been eliminated upon consolidation.

(d).	Use of estimates

The preparation of the unaudited condensed consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the unaudited condensed consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, the allowance for credit losses, depreciable lives and recoverability of property and equipment, the valuation of deferred income tax assets, transaction price allocation between software income and maintenance service income, as well as fair value determination of share-based compensation arrangements. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited condensed consolidated financial statements.

(e).	Accounts receivable, net

Accounts receivable, net are stated at the original amount less an allowance for credit losses. Accounts receivable are recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional. The Group adopted ASC Topic 326, Financial Instruments-Credit Losses (Topic 326) and assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business lines, and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers.

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(f).	Convertible loans

The Group evaluates embedded conversion features within convertible debt to determine whether the embedded conversion feature(s) should be bifurcated from the host instrument and accounted for as a derivative at fair value with changes in fair value recorded in earnings. If an embedded derivative is bifurcated from share-settled convertible debt, the Group records the debt component at cost less a debt discount equal to the bifurcated derivative’s fair value. If the conversion feature is not required to be accounted for separately as an embedded derivative, the convertible debt instrument is accounted for wholly as debt. The Group amortizes the debt discount over the life of the debt instrument as an additional non-cash interest expense utilizing the effective interest method. Debt issuance and offering costs are recorded as debt discount, which is amortized as interest expense over the term of the convertible debt instrument using the effective interest method.

(g).	Revenue recognition

The Group’s revenues are mainly generated from (1) sale of software products; (2) sale of hardware products; (3) technology development services; (4) maintenance and support service, and (5) sale of cloud platform products, etc.

The Group recognizes revenue pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, reduced by Value Added Tax (“VAT”). To achieve the core principle of this standard, we applied the following five steps:

1.	Identification of the contract, or contracts, with the customer;

2.	Identification of the performance obligations in the contract;

3.	Determination of the transaction price;

4.	Allocation of the transaction price to the performance obligations in the contract; and

5.	Recognition of the revenue when, or as, a performance obligation is satisfied.

The Group enters into two major kinds of revenue arrangements with customers. The first kind of contract can include various combinations of software products, hardware products and maintenance and support service which are generally distinct and accounted for as separate performance obligations. The other kind of contract is sale of cloud platform products, which include software products and cloud platform service as two separate performance obligations. As a result, the Group’s contracts may contain multiple performance obligations. The Group determines whether arrangements are distinct based on whether the customer can benefit from the product or service on its own or together with other resources that are readily available and whether our commitment to transfer the product or service to the customer is separately identifiable from other obligations in the contract.

The following table disaggregates the Group’s revenue for the six months ended June 30, 2024 and 2025:

	For the six months ended June 30,
	2024	2025
	(Unaudited)
By revenue type
Sale of software products	$102,705	$348,625
Sale of hardware products	2,539	273,863
Technology development service	8,039,536	2,271,952
M&S service	670,959	822,760
Sale of cloud platform products	24,138,026	7,799,708
Total	$32,953,765	$11,516,908

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Contract balances

When the Group begins to deliver the products or services pursuant to the performance obligations in the contract, the Group presents the contract in the unaudited condensed consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment. The contract assets consist of accounts receivable and contract costs. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Group has satisfied its performance obligation and has unconditional right to the payment. Contract costs are deferred for the contract preparation and will be recognized as cost of revenues when goods or services are transferred to customers. During the six months ended June 30, 2024 and 2025, the Group recognized $11,686,504 and $4,825,596 of contract costs as cost of revenues.

The contract liabilities consist of deferred revenue, which represent the billings or cash received for services in advance of revenue recognition and is recognized as revenue when all of the Group’s revenue recognition criteria are met. The Group’s deferred revenue amounted to $2,385,228 and $2,239,790 as of December 31, 2024 and June 30, 2025, respectively. During the six months ended June 30, 2024 and 2025, the Group recognized $576,711 and $979,322 revenue that was included in deferred revenue balance at January 1, 2024 and 2025, respectively.

(h).	Foreign currency translation

The unaudited condensed consolidated financial statements are presented in United States dollars (“USD’’ or “$’’). The functional currency of certain of PRC subsidiaries is the Renminbi (“RMB’’).

Assets and liabilities are translated at the exchange rates as of balance sheet date. Income and expenditure are translated at the average exchange rate of the reporting period. Capital accounts of the unaudited condensed consolidated financial statements are translated into USD from RMB at their historical exchange rates when the capital transactions occurred. Transaction gains and losses are recorded in foreign currency exchange gain/(loss) in the unaudited condensed consolidated statements of operations and comprehensive loss. The rates are obtained from H.10 statistical release of the U.S. Federal Reserve Board.

	As of December 31,	As of June 30,
	2024	2025
Period end RMB: USD exchange rate	7.2993	7.1636

	For the six months ended June 30,
	2024	2025
Average RMB: USD exchange rate	7.2150	7.2526

(i).	Share-based compensation

The Group grants share options and restricted share units of the Company to eligible employees, officers, directors, and non-employee consultants.

Awards granted to employees, officers, and directors are initially accounted for as equity-classified awards. The related share-based compensation expenses are measured at the grant date fair value of the award and are recognized using the graded vesting method, net of estimated forfeiture rates, over the requisite service period, which is generally the vesting period. Forfeitures are estimated at the time of grant based on historical forfeiture rates and will be revised in the subsequent periods if actual forfeitures differ from those estimates. The Group also granted restricted share units to non-employees, which are also initially accounted for as equity-classified awards. Awards granted to non-employees are initially measured at fair value on the grant date and periodically remeasured thereafter until the earlier of the performance commitment date or the date the service is completed and recognized over the period the service is provided. Awards are remeasured at each reporting date using the fair value as at each period end until the measurement date, generally when the services are completed and share-based awards are vested. Changes in fair value between the interim reporting dates are recorded in consistent with the method used in recognizing the original compensation costs.

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For an award with a performance and/or service condition that affects vesting, the performance and/or service condition is not considered in determining the award’s fair value on the grant date. Performance and service conditions should be considered when the Group is estimating the quantity of awards that will vest. Compensation cost will reflect the number of awards that are expected to vest and will be adjusted to reflect those awards that do ultimately vest. The Group recognizes compensation cost for awards with performance conditions if and when the Group concludes that it is probable that the performance condition will be achieved, net of an estimate of pre-vesting forfeitures over the requisite service period. The Group reassesses the probability of vesting at each reporting period for awards with performance conditions and adjusts compensation cost based on its probability assessment, unless in certain situations, the Group may not be able to determine that it is probable that performance conditions will be satisfied until the event occurs.

The Group’s share-based awards mainly include share-based awards, details of which are disclosed in Note 11. Fair value determination of these share-based awards is summarized as below:

(1) Restricted share units

In determining the fair value of restricted share units granted, the fair value of the underlying shares of Xiao-I on the grant dates is applied. The grant date fair value of restricted share units is based on stock price of Xiao-I in the Nasdaq Global Market.

(2) Share options

In determining the fair value of share options granted, a binomial option-pricing model is applied. The determination of the fair value is affected by the stock price of Xiao-I in the Nasdaq Global Market, as well as assumptions regarding a number of complex and subjective variables, including risk-free interest rates, exercise multiples, expected forfeiture rates, the expected share price volatility rates, and expected dividends.

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,	As of June 30,
	2024	2025
		(Unaudited)
Accounts receivable	58,223,168	55,299,273
Less: Allowance for credit losses	(2,680,151)	(3,913,893)
Accounts receivable, net	$55,543,017	$51,385,380

The Group recorded credit losses of $1,544,158 and $1,094,584 for the six months ended June 30, 2024 and 2025, respectively.

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4.	PREPAID EXPENSES AND OTHER ASSETS, NET

Prepaid expenses and other assets, net, consisted of the following:

	As of December 31,	As of June 30,
	2024	2025
		(Unaudited)
Prepaid expenses and other current assets：
Prepaid expenses (1)	$2,320,000	$2,320,000
Receivables from third parties (2) (5)	1,267,001	4,231,872
Receivables from disposal of long-term investment (3)	753,497	767,770
Value-added tax (“VAT”) receivables	296,872	160,073
Rent deposits	128,165	147,180
Others	54,782	380,456
Prepaid expenses and other current assets	4,820,317	8,007,351
Allowance for credit losses (1) (2) (3)(5)	(4,027,585)	(7,057,284)
Prepaid expenses and other current assets, net	792,732	950,067
Prepaid expenses and other non-current assets:
Prepaid case acceptance fee (4)	3,500,459	3,566,768
Long-term receivables from third parties (5)	3,000,000	-
Others	177,269	138,517
Prepaid expenses and other non-current assets	6,677,728	3,705,285
Allowance for credit losses (5)	(3,000,000)	-
Prepaid expenses and other non-current assets, net	3,677,728	3,705,285
Total	$4,470,460	$4,655,352

(1)	In March 2023, the Group appointed Lucky Panda Pte. Ltd to provide marketing solution, social media operations and public relationship services in respect to the Group’s business development in the Southeast Asia region, with a service period from April 1, 2023 to March 31, 2026. Therefore, the Group made a prepayment of $3 million for the service, including $1.8 million for the joint developing and creating of an AI content platform. The prepayment of the business development related service will be settled based on the service rendered. The Group recognized the settlement of $50,000 and nil into promotional service expenses for the six months ended June 30, 2024 and 2025, respectively. As of June 30, 2025, the Group recorded full allowance for credit losses for the unsettled prepayment based on management’s decision to terminate the AI content platform development project due to insufficient availability of qualified human resources required to support and collaborate on the project.

(2)	Receivables from third parties mainly includes funds lent to third parties with annual interest rate ranging from 3.45% to 6.80%. As of June 30, 2025, the Group recorded allowance for credit losses of $829,706 for the receivables based on the management’ estimation of the collectability of the receivables from the third parties.

(3)	In September 2023, the Group entered into an agreement with a third party to dispose 11% of the shares of Zhizhen Guorui held by the Group with a total consideration of RMB5,500,000 (equivalent to $767,770), and recognized a gain on disposal of $44,297. As of June 30, 2025, the Group recorded credit losses for the above receivable based on the managements’ estimation of the collectability of the receivable from the third party.

(4)	Prepaid case acceptance fee is the expense paid by the plaintiff in advance according to PRC law when the court decides to accept civil cases, economic dispute cases, maritime cases and administrative cases. The court charged the case acceptance fee of $3.6 million in proportion to the claim amount of the lawsuit between the Group and Apple. The claim amount was RMB10 billion, approximately $1,370 million. The lawsuit is not expected to close within the one year and the amount is recognized in non-current portion of prepaid expenses.

(5)	In March 2023, the Group entered into agreement to lend $3 million to Tackle Finance Limited, with maturity of one year and annual interest rate of 5%. In March 2024, the Group entered into a supplemental agreement to extend the maturity of the borrowing for another two years. As a result, as of June 30, 2025, the loan was reclassified from non-current asset to current asset. As of June 30, 2025, the Group recorded credit losses for the above receivable amounting to $3 million, along with interest receivable of $239,808 based on the management’ estimation of the collectability of the receivable from Tackle Finance Limited.

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of December 31,	As of June 30,
	2024	2025
		(Unaudited)
Electronic equipment	$245,819	$208,585
Office equipment	2,439,125	2,468,292
Leasehold improvement	99,531	101,416
Less: accumulated depreciation	(916,739)	(1,127,583)
Property and equipment, net	$1,867,736	$1,650,710

Depreciation expense was $243,062 and $245,088 for the six months ended June 30, 2024 and 2025, respectively.

6.	LONG-TERM INVESTMENTS

Long-term investments consist of investments in privately held companies. The following table sets forth the changes in the Group’s long-term investments:

	As of December 31, 2024		As of June 30, 2025
	$	Interest %	$	Interest %
				(Unaudited)
Equity method investments
Zhizhen Guorui (1)	1,559,685	26%	1,571,795	26%
Total	1,559,685		1,571,795

Long-term investment without readily determinable fair value
Shanghai Shenghan (2)	47,413	16.56%	48,311	16.56%
Jiaxing Yuanbeibei (3)	684,997	1.82%	697,973	1.82%
Shanghai Bangtu (4)	205,499	4.5%	209,391	4.5%
Total	937,909		955,675

(1)	In February 2022, the Group entered into agreements with third parties to establish Zhizhen Guorui (Shanghai) Information Technology Development Co., Ltd. (“Zhizhen Guorui”) with a total consideration of $2.9 million. According to the investment agreement, Zhizhen Guorui’s board of directors consists of 5 directors, two of whom is appointed by the Group. Therefore, the Group recognized it as long-term equity investment and measured under equity method since the Group had the ability to exercise significant influence over Zhizhen Guorui. In September 2023, the Group entered into an agreement with a third party to transfer 11% of the shares of Zhizhen Guorui held by the Group for a total consideration of RMB5,500,000 (equivalent to $753,497) and recognized a gain on disposal of $44,297. Due to the unchanged structure of the board of directors, the Group still had the ability to exercise significant influence over Zhizhen Guorui. As of June 30, 2025, the transfer of the 11% equity interest had not yet been completed.

(2)	In September 2015, the Group signed an investment agreement to acquire 20% of the shares of Shanghai Shenghan Information Technology Co., Ltd (“Shanghai Shenghan”) for RMB 5 million, of which the registered capital of RMB 125,000 was subscribed. In January 2018, with the addition of new investors to the investee, Xiao-i’s shareholding percentage in Shanghai Shenghan was diluted to 17.6%. In June 2020, with the capital injection of Wuxi Zhixin Integrated Circuit Investment Center (Limited Partnership), Xiao-i’s shareholding in Shanghai Shenghan was once again diluted to 16.56%. According to the investment agreement, Shanghai Shenghan’s board of directors consists of 3 directors, one of whom is appointed by the Group. Therefore, the Group recognized it as long-term equity investment and measured under equity method since the Group had the ability to exercise significant influence over Shanghai Shenghan as of December 31, 2022. As of December 31, 2023, the board of directors of Shanghai Shenghan changed to 7 members, one of whom is appointed by the Group. The Group concluded that the long-term investment of Shanghai Shenghan should not be accounted for under equity method any more. As Shanghai Shenghan is a private held company without observable changes in fair value, the Group elected to use the alternative measurement without readily determinable fair value.

(3)	In May 2023, the Group subscribed 1.82% of the shares of Jiaxing Yuanbeibei Technology Co., Ltd. (“Jiaxing Yuanbeibei”) with the consideration of $704,235. The investment was accounted for at cost less impairment, adjusted by observable price changes if any, as the Group had neither significant influence nor control over the investee and Jiaxing Yuanbeibei is a privately held company without readily determinable fair value.

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(4)	In July 2023, the Group subscribed 5% of the shares of Shanghai Bangtu Information Technology Co., Ltd. (“Shanghai Bangtu”) with the consideration of $211,271. The investment was accounted for at cost less impairments, adjusted by observable price changes if any, as the Group had neither significant influence nor control over the investee and Shanghai Bangtu is a privately held company without readily determinable fair value. In 2024, in accordance with the resolution of the Board of Directors and the Equity Incentive Plan, all shareholders contribute 2% of Shanghai Bangtu’s equity in proportion to their shareholdings for equity-based incentives to relevant employees of Shanghai Bangtu. As a result, the Group’s shareholding ratio was diluted to 4.5%.

The Group recognized its share of loss of $37,326 and $17,221 in investment losses for the six months ended June 30, 2024 and 2025, respectively.

7.	SHORT-TERM BORROWINGS

As of December 31, 2024 and June 30, 2025, the bank borrowings were for working capital and capital expenditure purposes. Short-term borrowings consisted of the following:

	Annual Interest Rate	Maturity (Months)	Principal	As of December 31, 2024	As of June, 30
			USD	USD	USD
Short-term borrowings:
China Construction Bank(1) (4)	3.45%	March, 2026	3,467,418	-	3,467,418
Beijing Bank (1)	4.50%	September, 2025	2,739,990	2,739,990	2,791,893
Agricultura Bank of China (1)	3.60%	May, 2026	2,512,703	-	2,512,703
Agricultura Bank of China (1)	3.60%	May, 2026	1,954,325	-	1,954,325
Agricultura Bank of China (1)	3.35%	August, 2025	1,369,994	1,369,994	1,395,946
Bank of Ningbo (6)	4.30%	August, 2025	1,369,994	1,369,994	1,395,946
Bank of Ningbo (6)	4.30%	August, 2025	1,369,994	1,369,994	1,395,946
Shanghai Rural Commercial Bank	3.50%	October, 2025	1,369,994	1,369,994	1,395,946
Shengjing Bank (1)(5)	4.00%	June, 2025	1,369,994	1,369,994	1,395,946
China Zheshang Bank (1)	4.50%	September, 2025	1,369,994	1,369,994	1,395,946
Bank of Jiangsu (1) (6)	4.00%	September, 2025	1,369,994	1,369,994	1,395,946
Shanghai Bank (3)	4.00%	November, 2025	1,395,946	-	1,395,946
China Bohai Bank (1)	4.90%	February, 2026	1,395,946	-	1,395,946
Shanghai Bank (3)	4.00%	November, 2025	1,395,946	-	1,395,946
Bank of Nanjing (6)	5.00%	December, 2025	1,387,538	-	1,387,538
Bank of Wenzhou	5.50%	April, 2026	1,354,068	-	1,354,068
Agricultura Bank of China (1)	3.10%	September, 2025	1,116,757	-	1,116,757
Bank of Jiangsu (1) (6)	4.00%	July, 2025	684,998	684,998	697,974
Bank of Jiangsu (6)	3.85%	July, 2025	697,973	-	697,973
China Construction Bank (1) (4)	3.65%	March, 2025	3,424,987	3,424,987	-
Agricultura Bank of China (1)	3.35%	June, 2025	2,465,991	2,465,991	-
Agricultura Bank of China (1)	3.35%	May, 2025	1,917,992	1,917,992	-
Shanghai Bank (2)	4.00%	February, 2025	1,643,993	1,643,993	-
Shanghai Bank (3)	4.00%	May, 2025	1,369,994	1,369,994	-
Shanghai Bank (3)	4.00%	May, 2025	1,369,994	1,369,994	-
Bank of Nanjing	5.00%	June, 2025	1,369,994	1,369,994	-
China Bohai Bank	4.90%	February, 2025	1,369,994	1,369,994	-
China Bohai Bank	4.90%	February, 2025	1,369,994	1,369,994	-
Bank of Wenzhou	5.55%	April, 2025	1,369,994	1,369,994	-
Shanghai Bank (2)	4.00%	February, 2025	1,095,996	1,095,996	-
Agricultura Bank of China (1)	3.35%	April, 2025	1,095,996	1,095,996	-
Total				32,879,865	29,940,109

(1)	These borrowings are pledged by the intellectual properties owned by Shanghai Xiao-I.

(2)	These borrowings are pledged by the intellectual properties owned by Shanghai Xiao-I, and guaranteed by Zhizhen Zhilian Artificial Intelligence Technology (Shanghai) Co., Ltd., the subsidiary of the Group, and Shanghai Administration Center of Policy Financing Guarantee Funds for SMEs.

(3)	These borrowings are pledged by the account receivables owned by Shanghai Xiao-I.

(4)	The Group is required to maintain a specified gearing ratio in accordance with the loan covenants under its agreement with China Construction Bank. As at December 31, 2024, the Group met the required leverage threshold under Chinese Accounting Standards. In May 2025, the Huangpu District People’s Court of Shanghai accepted a financial contract dispute filed by China Construction Bank Corporation Shanghai Branch against Shanghai Xiao-i, seeking repayment of loan principal and penalty interest totaling RMB25,036,162.25 ($3,494,913). The court has issued a final judgment ordering the defendant to pay the claimed amount. See Note 14 for details.

(5)	As of June 30, 2025, the borrowing was overdue. The Group is actively engaging with the bank to discuss repayment arrangements and related solutions.

(6)	These borrowings are subject to litigation. See Note 14 for details.

The interest expenses of short-term borrowings were $608,638 and $626,619 for the six months ended June 30, 2024 and 2025, respectively. The weighted average interest rates of short-term loans outstanding were 4.21% and 6.48% per annum for the six months ended June 30, 2024 and 2025, respectively.

8.	CONVERTIBLE LOANS

Convertible Loan I

On June 17, 2024, the Company entered into a Convertible Loan Agreement with an institutional investor (the “Investor I”) to issue and sell an aggregate principal amount of $3,260,869.57 senior convertible notes (the “Convertible Loan I”) with an 8% Original Issue Discount. The Company anticipates using the proceeds for general working capital purposes.

The Company also entered into a placement agency agreement (the “PAA”) with FT Global Capital Inc. (“FT Global” or “Placement Agent”), to engage FT Global as its exclusive Placement Agent on a “best efforts” basis for the offering. The Company agreed to pay the Placement Agent an aggregate cash fee equal to 7.5% of the gross proceeds raised in the offering, and to reimburse the Placement Agent for expenses up to $90,000.

Material Terms of the Convertible Loan I:

●	Pre-Delivery Shares: The Company is also concurrently offering an additional ADS, at par, representing 333,334 of its ordinary shares (the “Pre-Delivery Shares”), to the Investor I. Each holder of Pre-Delivery Shares is not permitted to sell, assign or transfer such Pre-Delivery Shares except in connection with a conversion of the Convertible Loan I of such holder to facilitate T+1 delivery of Conversion ADSs upon any conversion of Convertible Loan I. At such time when no Convertible Loan I remain outstanding, the remaining Pre-Delivery ADSs will be deemed surrendered and cancelled by the holder on the date the holder ceases to hold any Convertible Loan I. The offering of the Pre-Delivery ADSs is to ensure the Company’s timely delivery of Conversion Shares represented by Conversion ADSs on a T+1 basis with respect to future conversions of the Convertible Loan I.

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

●	Conversion at the Option of Holder: The Convertible Loan I will mature 360-days after the Issuance Date and will be convertible into the Group’s ADSs at a conversion price equal to $1.00 per ADS. Each holder of Convertible Loan I may convert all, or any part, of the outstanding principal of the Convertible Loan I, together with accrued and unpaid interest, any make-whole amount and any late charges thereon, at any time, at such holder’s option, into Conversion Shares represented by Conversion ADSs at the “Conversion Price” of $1.00 per ADS, subject to pro rata adjustment for any stock split, stock dividend, stock combination and/or similar transactions.

●	Interest Rate: the Convertible Loan I will bear interest at a rate of 6.0% per annum, which rate will increase to 15% in the event of occurrence and during the continuance of an event of default. Interest shall be payable on each interest date, which is the first calendar day of each calendar month with the first interest date being July 1, 2024. The Group may, at its option, pay interest on any interest date in cash or in a combination of cash interest and interest ADSs. The Interest Conversion Price shall be the lowest of (i) the applicable Conversion Price as in effect on the applicable Interest Date, (ii) 92% of the lowest VWAP of the ADSs during the ten 10 consecutive trading day period ending.

●	Alternate Conversion at Option of Holder: Each holder of Convertible Loan I may also convert all, or any part, of the outstanding principal of the Convertible Loan I, together with accrued and unpaid interest, any make-whole amount and any late charges thereon (subject to an additional 25% premium if an event of default then exists), at any time, at such holder’s option, into Conversion Shares represented by Conversion ADSs at the “Alternate Conversion Price” calculated the lower of:

(i)	the Conversion Price then in effect; and

(ii)	either,

x.	if no event of default then exists, 92% of the lowest volume weighted average price of the Company’s ADSs during the ten (10) consecutive Trading Days ending and including the Trading Day immediately preceding the delivery or deemed delivery of the applicable Conversion Notice; or

y.	if an event of default then exists, the lowest of:

(a)	80% of the volume weighted average price of the Company’s ADSs as of the trading day immediately preceding the delivery or deemed delivery of the applicable notice of conversion or event of default (as applicable);

(b)	80% of the volume weighted average price of the Company’s ADSs as of the trading day the delivery or deemed delivery of the applicable notice of conversion (if any); and

(c)	80% of the price computed as the quotient of (I) the sum of the volume weighted average price of the Company’s ADSs for each of the three (3) Trading Days with the lowest volume weighted average price of the Company’s ADSs during the 20 consecutive trading day period ending and including the trading day immediately preceding the delivery or deemed delivery of the applicable Conversion Notice, divided by (II) three (3)).

●	Redemption Rights: In connection with a change of control of the Group, each holder may require the Group to redeem in cash all, or any portion, of the Convertible Loan I at a 25% redemption premium to the greater of (i) the face value of the Convertible Loan I to be redeemed, (ii) the equity value of the Conversion Shares represented by Conversion ADSs underlying such Convertible Loan I, and (iii) the equity value of the change of control consideration payable to the holder of the Conversion Shares represented by Conversion ADSs underlying such Convertible Loan I.

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Company assessed the Convertible Loan I under ASC 815, identifying there are two embedded features, including conversion feature and redemption feature, and concluded that:

●	The conversion feature satisfied the requirement of “fixed-for-fixed” criterion and is considered indexed to the Company’s own stock, the conversion feature eligible for a scope exception from derivative accounting in accordance with ASC815-10-15-74 and the Company would not bifurcate the conversion feature.

●	The redemption feature requires cash settlement instead of settlement in shares, which is not eligible for a scope exception in accordance with ASC815-10-15-74, and the Group would bifurcate the redemption feature.

Considering the above, the redemption feature is required to be bifurcated as a separate unit of liability account and measured at fair value. After the bifurcation, the Convertible Loans I was accounted for using amortized cost method. The Company engaged a third-party appraiser to make the valuation of fair value of derivative liability of redemption feature, which was amounting to $280,198 initially. The Company recognized the issuance costs of Convertible Loan I of $503,055 and the discount as a direct deduction from the face amount of the Convertible Loan I in accordance with ASC835-30-45-1A. The debt issuance cost was amortized as interest expense using the effective interest method, over the term of the Convertible Loan I, with interest expenses of $29,110 and nil for the year six months ended June 30, 2024 and 2025, respectively.

During the six months ended June 30, 2024, Investor I completed two conversions of Convertible Loan I, pursuant to which the Group issued an aggregate of 100,000 ordinary shares at a conversion price of $2.11 per share. Subsequently, prior to October 7, 2024, Investor I converted the remaining principal of Convertible Loan I and all accrued but unpaid interest into ADSs, representing an aggregate of 3,562,581 ordinary shares, at conversion prices ranging from $0.69-$1.67 per share. All of the Pre-Delivery Shares in connection with Convertible Loan I was used for the conversion of Convertible Loan I or cancelled.

Convertible Loan II

On October 30, 2024, the Company entered into a Convertible Loan Agreement with another institutional investor (the “Investor II”) to issue and sell an aggregate principal amount of $2,175,000 convertible notes (the “Convertible Loan II”) with an 8% Original Issue Discount equal to $160,000. The Company anticipates using the proceeds for general working capital purposes.

Material Terms of the Convertible Loan II:

●	Pre-Delivery Shares: The Company is also concurrently offering an additional ADS, at par, representing 1,650,000 ordinary shares (the “Pre-Delivery Shares”), to the Investor II. The Investor II is not permitted to sell, assign or transfer such Pre-Delivery Shares except in connection with a conversion of the Convertible Loan II to facilitate T+1 delivery of Conversion ADSs. At such time when the Convertible Loan II is no longer outstanding, the Company may repurchase the Pre-Delivery Shares at the same price they are sold to the Investor II.

●	Conversion at the Option of Holder: The Convertible Loan II will mature 12 months after the Purchase Price Date and will be convertible into the Company’s ADSs at a conversion price equal to the lower of (i) $6.0841 (the “Fixed Price”) or (ii) 85% multiplied by the lowest daily volume-weighted average price of the ADSs during the ten trading days preceding a conversion (the “Market Price”). The Conversion Price will be further reduced by $0.05 per ADS to cover any receipt issuance fees borne by the holder in connection with any Conversion.

●	Interest Rate: The Convertible Loan II will bear interest at a rate of 6.0% per annum which, (a) shall commence accruing on the date of issuance, (b) shall be computed on the basis of a 360-day year and twelve 30-day months and (c) shall be payable on the Maturity Date unless earlier converted. The interest rate will increase to 18% in the event of occurrence and during the continuance of an event of default.

The Company assessed the Convertible Loan II under ASC 815, identifying there are only conversion feature and concluded that the conversion feature is not required to be bifurcated as a separate unit of liability account as it satisfied the requirement of “fixed-for-fixed” criterion and is considered indexed to the Company’s own stock. Therefore, the Company accounts for the instrument as a liability in its entirety.

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Company recognized the issuance costs and the discount of Convertible Loan II of $175,000 as a direct deduction from the face amount of the Convertible Loan II in accordance with ASC835-30-45-1A. The debt issuance cost was amortized as interest expense using the effective interest method, over the term of the Convertible Loan II.

During 2024, the Investor II made a series of conversions, pursuant to which the Group issued 1,360,345 ordinary shares with conversion prices ranging from $1.26-$1.63 per share. The ending balance of Convertible Loan II was $216,756 as of December 31, 2024. Subsequently on January 14, 2025, the Investor II had converted the remaining balance of Convertible Loan II or unsettled interest expense into ADSs, pursuant to which the Group issued 156,315 ordinary shares with conversion prices of $1.50 per share.

Convertible Loan III

On January 6, 2025, the Company entered into a Convertible Loan Agreement with the Investor I and the Investor II to issue and sell an aggregate principal amount of $4,637,840 convertible notes (the “Convertible Loan III”) with an 8% Original Issue Discount equal to $342,840. The Company anticipates using the proceeds for general working capital purposes.

Material Terms of the Convertible Loan III:

●	Conversion at the Option of Holder: The Convertible Loan III will mature 12 months after the Purchase Price Date (as defined in the applicable Note) and will be convertible into the Company’s ADSs at a conversion price equal to the lower of (i) $7.201 (the “Fixed Price”) or (ii) 85% multiplied by the lowest daily volume-weighted average price of the ADSs during the ten trading days preceding a conversion (the “Market Price”). The conversion price will be further reduced by $0.05 per ADS to cover any receipt issuance fees incurred by the holder in connection with any conversion (the “Conversion Price”).

●	Interest Rate: The Convertible Loan III will bear interest at a rate of 6.0% per annum, which will increase to 18% upon the occurrence and during the continuance of an event of default and upon written notice from the Investor. Each Note represents a general obligation of the Company and ranks pari passu with other obligations.

The Company assessed the Convertible Loan III under ASC 815, identifying there are only conversion feature and concluded that the conversion feature is not required to be bifurcated as a separate unit of liability account as it satisfied the requirement of “fixed-for-fixed” criterion and is considered indexed to the Company’s own stock. Therefore, the Company accounts for the instrument as a liability in its entirety.

The Company recognized the issuance costs and the discount of Convertible Loan III of $342,840 as a direct deduction from the face amount of the Convertible Loan III in accordance with ASC835-30-45-1A. The debt issuance cost was amortized as interest expense using the effective interest method, over the term of the Convertible Loan III, with interest expenses of $104,934 for the six months ended June 30, 2025.

During the six months ended June 30, 2025, Investor I and Investor II completed a series of conversions of Convertible Loan III, pursuant to which the Group issued an aggregate of 3,984,672 ordinary shares at a conversion price ranging from $0.65-$1.43 per share. The ending balance of Convertible Loan III was $353,904 as of June 30, 2025. Subsequently, prior to July 30, 2025, Investor II converted the remaining principal of Convertible Loan III and all accrued but unpaid interest into ADSs, representing an aggregate of 723,438 ordinary shares, at conversion prices ranging from $0.53-$0.57 per share.

Convertible Loan IV

On June 18, 2025, the Company entered into a Convertible Loan Agreement with the Investor I and Investor II to issue and sell an aggregate principal amount of $6,128,000 convertible notes (the “Convertible Loan IV”) with an Original Issue Discount equal to $518,000. The Company anticipates using the proceeds for general working capital purposes.

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Material Terms of the Convertible Loan IV:

●	Conversion at the Option of Holder: The Convertible Loan IV will mature 12 months after the Purchase Price Date (as defined in the applicable Note) and will be convertible into the Company’s ADSs at a conversion price equal to the lower of (i) $3.04428 (the “Fixed Price”) or (ii) 85% multiplied by the lowest daily volume-weighted average price of the ADSs during the ten trading days preceding a conversion (the “Market Price”). The conversion price will be further reduced by $0.05 per ADS to cover any receipt issuance fees incurred by the holder in connection with any conversion (the “Conversion Price”).

●	Interest Rate: The Convertible Loan IV will bear interest at a rate of 6% per annum, which will increase to 18% upon the occurrence and during the continuance of an event of default and upon written notice from the Investor. Each Note represents a general obligation of the Company and ranks pari passu with other obligations.

The Company assessed the Convertible Loan IV under ASC 815, identifying there are only conversion feature and concluded that the conversion feature is not required to be bifurcated as a separate unit of liability account as it satisfied the requirement of “fixed-for-fixed” criterion and is considered indexed to the Company’s own stock. Therefore, the Company accounts for the instrument as a liability in its entirety.

The Company recognized the issuance costs and the discount of Convertible Loan IV of $518,000 as a direct deduction from the face amount of the Convertible Loan IV in accordance with ASC835-30-45-1A. The debt issuance cost was amortized as interest expense using the effective interest method, over the term of the Convertible Loan IV, with interest expenses of $11,914 for the six months ended June 30, 2025.

On June 30, 2025, Investor I elected to convert a portion of Convertible Loan IV into 764,961 ordinary shares at a conversion price of US$0.65 per share. The corresponding ordinary shares were issued on July 2, 2025. The ending balance of Convertible Loan IV was $5,111,080 as of June 30, 2025. Subsequently, up to the date of issuance of this interim report, Investor I and Investor II completed a series of conversions of Convertible Loan IV, pursuant to which the Group issued an aggregate of 12,703,479 ordinary shares at a conversion price ranging from $0.12-$0.39 per share.

9.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	As of December 31,	As of June 30,
	2024	2025
		(Unaudited)
Accrued expenses and other current liabilities:
Loan from third parties (1)	$9,445,508	$10,232,613
Payroll payable	5,690,806	8,332,166
Other tax payable	4,464,196	4,582,628
Interest payable	492,334	756,625
Professional service fees payable	137,737	159,049
Others	3,058,872	3,668,479
Accrued expenses and other current liabilities	23,289,453	27,731,560
Accrued liabilities, non-current：
Long-term loan from third parties (2)	2,534,490	2,631,575
Litigation related payable (3)	4,508,695	4,593,896
Accrued liabilities, non-current	7,043,185	7,225,471
TOTAL	$30,332,638	$34,957,031

(1)	Loan from third parties mainly consisted of unsecured borrowings from third parties for ordinary business operation. For the borrowings, the interest rates range from 3.8% to 15.4% for the six months ended June 30, 2024 and 2025. The interest expenses were $129,392 and $201,578 for the six months ended June 30, 2024 and 2025, respectively. The borrowings are payable on demand.

Among them, three of the borrowings were sourced from three individuals or companies, who have no relationship with the Group. As of the issuance of the unaudited condensed consolidated financial statements, the Group has repaid $167,514 (RMB1.2 million), and the remaining borrowings are still overdue. The Group is actively engaging in negotiations with the aforesaid borrowers to secure an extension agreement.

(2)	Long-term loan from a third party primarily consisted of long-term loan for the purpose of investing in Zhizhen Guorui (Note 6) in February 2022, amounted to $2,631,575 and $2,534,490 as of June 30, 2025 and December 31, 2024, respectively, with free interest rate in the first three years. The loan is due in five years, and if Zhizhen Guorui declares any cash dividend to the Group, the cash dividend would become the source to repay the loan in the first priority. The Group will repay the loan on the due day.

(3)	Litigation related payable mainly consisted of the litigation fee for the lawsuit between the Group and Apple paid by the third parties on behalf of the Group.

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10.	EQUITY

The Change in ADS Ratio

On August 5, 2024, the Group decided to change the ratio of its ADSs to its ordinary shares (the “ADS Ratio”), par value $0.00005 per share, from the current ADS Ratio of one ADS to one-third of an ordinary share to a new ADS Ratio of one ADS to 3 ordinary shares. For the Company’s ADS holders, the change in the ADS Ratio will have the same effect as a one-for-nine reverse ADS split. The change in the ADS Ratio had been effective on August 23, 2024.

11.	SHARE-BASED COMPENSATION

For the six months ended June 30, 2024 and 2025, total share-based compensation expenses recognized were $488,231 and $4,992,881, respectively. The table below presents a summary of the Group’s share-based compensation expenses:

	For the six months ended June 30,
	2024	2025
	(Unaudited)
Selling expenses	$-	$1,093
General and administrative expenses	488,231	4,991,788
Total	$488,231	$4,992,881

2023 Share Incentive Plan

On November 30, 2022, the Company adopted the 2023 Share Incentive Plan (“2023 Plan”), which permits the granting of share options and restricted share units (“RSUs”) to employees, directors and consultants of the Group. During 2024, the Company has authorized a grant quantity of 310,000 ordinary shares for RSUs and 1,153,333 ordinary shares for options under the 2023 Plan. Under the Group’s 2023 Plan, the RSUs were vested upon grant and the options will vest in one-third increments annually over three years starting from the first anniversary of the Grant Date. The purpose of the 2023 Plan is to attract and retain exceptionally qualified individuals and to motivate them to exert their best efforts on behalf of the Group by providing incentives through granting awards.

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2025 Share Incentive Plan

On April 1, 2025, the Group adopted the 2025 share incentive plan (the “2025 Plan”), to promote the success and enhance the value of the Group by linking the personal interests of the Directors, Employees, and Consultants to those of the Group’s shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Group’s shareholders. Under the 2025 Plan, the maximum aggregate number of Ordinary Shares which may be issued pursuant to all awards under such plan shall initially be 4,214,684, provided, that if the aggregate number of Ordinary Shares reserved and available for future grants of awards under the 2025 Plan falls below 3.0% of the total Ordinary Shares in issue and outstanding on the last day of the immediately preceding calendar year (the “Limit”), such number shall automatically be increased so that the aggregate number of Ordinary Shares reserved and available for future grants of awards under the 2025 Plan shall be equal to the Limit on January 1 thereafter, assuming, for purposes of determining the number of Ordinary Shares outstanding on such date, that all preferred shares, options, warrants, convertible notes and other equity securities that are convertible into or exercisable or exchangeable for Shares (whether or not by their terms then currently convertible, exercisable or exchangeable) that were outstanding on such date, are deemed to have been so converted, exercised or exchanged.

Share options for employees

On January 3, 2024, the Company granted Hui Yuan, its CEO, the right and option to purchase 482,312 ordinary shares of the Company, at an exercise price of $6.21 per ordinary share. On August 15, 2024, the Company granted 103 employees, the right and option to purchase 484,764 ordinary shares, at an exercise price of $0.75 per ordinary share.

With the assistance of an independent valuation firm using the management’s estimates and assumptions, the Company recorded stock-based compensation expense for options based on the estimated fair value on the date of the grant using the binomial option pricing model. The key assumptions used to determine the fair value of the options at the respective grant dates in 2024 were as follows:

	January 3, 2024*	August 15, 2024*
Risk-free interest rate	3.92%	3.91%
Expected volatility	101.90%	111.35%
Expected dividend yield	0.00%	0.00%
Exercise multiple	1.5	1.5
Fair value of underlying ordinary shares	6.15	0.75
Fair value of share option	1.3057	0.1463

*	One option can be exchanged for one ninth of ADS after the one-for-nine reverse ADS split.

The risk-free interest rate for periods within the contractual life of the options is based on the U.S. treasury yield curve in effect at the time of grant for a term consistent with the contractual term of the awards. Expected volatility is estimated based on the historical volatility of the Company’s share price. The expected dividend yield is estimated based on our expected dividend policy over the expected term of the options. The expected exercise multiple is based on management’s estimation, which the Company believes is representative of the future. The estimated fair value of the Company’s ordinary shares is based on the Company’s share price. The risk-free interest rate for periods within the contractual life of the options is based on the U.S. treasury yield curve in effect at the time of grant for a term consistent with the contractual term of the awards. Expected volatility is estimated based on the historical volatility of the Company’s share price. The expected exercise multiple is based on management’s estimation, which the Company believes is representative of the future.

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following table summarized the Company’s share option activities under the Option Plans:

	Number of ordinary shares underlying	Weighted average exercise price

Balance, December 31, 2024	951,776	$3.52

Granted	-	$-
Exercised	-	-
Forfeited	(61,839)	$0.75

Balance, June 30, 2025	889,937	$3.71

Exercisable, June 30, 2025	(296,521)	$3.71

Expected to vest, June 30, 2025	593,416	$3.71

The total intrinsic value of options exercised during the six months ended June 30, 2025 was nil as the share options were out of the money. Total share-based compensation expenses recognized for these share options were $308,831 and $335,870 for the six months ended June 30, 2024 and 2025, respectively. As of June 30, 2025, there was $1,079,198 unrecognized share-based compensation expense relating to share options. This amount is expected to be recognized over a weighted-average vesting period of 1.58 years.

Restricted Shares Units for employees

On January 3, 2024, the CEO and the Chief financial Officer (“CFO”), Wei Weng, were each awarded RSUs, representing 16,667 and 10,000 ordinary shares, respectively, and the fair value on the grant date of each restricted share was $6.15.

On August 9, 2024, the Company granted RSUs, representing 133,333 ordinary shares, to a consultant of the Group, and the fair value on the grant date of each restricted share was $1.12.

On August 15, 2024, the Company granted RSUs to nine employees covering a total of 71,667 ordinary shares, and the fair value on the grant date of each restricted share was $0.75.

On May 22, June 2, 2025 and June 13, 2025, the Company granted RSUs to two employees covering a total of 454,677 ordinary shares, with grant-date fair values ranging from $0.79 to $1.18 per share.

Each RSU represents the right to receive one ADS of the Company and fully vested upon grant. The Award payout shall be made to employees in a lump sum as soon as practicable but no later than two and a half months following each vesting date which coincides with the Grant Date.

The following table summarized the Company’s restricted share unit activities:

	Nonvested ordinary shares underlying	Weighted average fair value per ordinary share at the grant dates
Outstanding as of December 31, 2024	-	$-

Granted	454,677	$1.12
Vested	(454,677)	$1.12
Forfeited	-	$-

Outstanding as of June 30, 2025	-	$-

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

RSUs granted to employees are measured based on the closing price of RSUs on the grant date and recognized as compensation cost on a straight-line basis over the requisite service period. Total share-based compensation expenses recognized for these RSUs were $164,000 and $429,950   for the six months ended June 30, 2024 and 2025, respectively. There was nil unrecognized compensation expenses related to nonvested restricted share units as the RSUs were vested upon grant.

Restricted Shares Units for non-employees

On June 24, 2024, the Company granted RSUs, representing in total 20,000 ordinary shares, to an external consultant for services, and the fair value on the grant date of each restricted share was $2.31.

In the second half of 2024, the Company granted RSUs, representing in total 672,321 ordinary shares, to three external consultants for services, with the weighted average estimated fair value on the grant date of each ordinary shares underlying of $2.48. Each RSU represents the right to receive one ADS of the Group and fully vested upon grant.

In the first half of 2025, the Company granted RSUs, representing in total 3,813,639 ordinary shares, to several external consultants for services, with the weighted average estimated fair value on the grant date of each ordinary shares underlying of $1.11. Each RSU represents the right to receive one ADS of the Group and fully vested upon grant.

The following table summarized the Group’s restricted share unit activities:

	Nonvested ordinary shares underlying	Weighted average fair value per ordinary share at the grant dates
Outstanding as of December 31, 2024	-	$-

Granted	3,813,639	$1.11
Vested	(3,813,639)	$1.11
Forfeited	-	$-

Outstanding as of June 30, 2025	-	$-

RSUs granted to non-employees are measured based on the closing price of ADS on the grant date and recognized as compensation cost on a straight-line basis over the requisite service period. Total share-based compensation expenses recognized for these RSUs were $15,400 and $4,227,061 for the six months ended June 30, 2024 and 2025, respectively.

As of December 31, 2024 and June 30, 2025, there were nil unrecognized compensation expenses related to nonvested restricted share units as the RSUs were vested upon grant.

12.	RELATED PARTY TRANSACTIONS

Related parties

The following is a list of related parties which the Group has transactions with during the period:

No.	Name of Related Parties	Relationship
1	Shanghai Shenghan	An entity which the Group holds 16.56% equity interests

2	Shanghai Aoshu Enterprise Management Partnership (Limited Partnership) (“Shanghai Aoshu”)	An entity which is the Group’s employee stock ownership platform, and has a common director of the Board of Directors with the Group

3	Hui Yuan	Chairman of the board, one of the major shareholders holding 8.11% (excluded the preferred shares) equity interests of the Company

4	Zhizhen Guorui	An entity which the Group holds 26% equity interests

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Amounts due from related parties

Amounts due from related parties consisted of the following for the periods indicated:

	As of December 31,	As of June 30,
	2024	2025
		(Unaudited)
Due from related parties, current
Other receivables
Zhizhen Guorui (a)	$13,587,536	$13,823,051
Shanghai Aoshu (b)	19,255	19,619
Allowance for credit losses	(19,255)	(19,619)
Total	$13,587,536	$13,823,051

(a).	The balance consisted of:

(i)	On March 31, 2023, the Group entered into agreement to provide a loan to Zhizhen Guorui, an equity investment of the Group, with a maximum amount of $14,084,705 (RMB100.0 million) and interest-free. As of December 31, 2024 and June 30, 2025, the actual loan provided by the Group to Zhizhen Guorui amounted to $13,587,536 (RMB98.4 million) and $13,736,110 (RMB98.4 million). The amount due from Zhizhen Guorui is repayable on demand. The Group does not anticipate any issues with recoverability of this amount.

(ii)	The prepayment of $86,941 to Zhizhen Guorui for the purchase of technology development service.

(b).	Other receivable from Shanghai Aoshu was the payment to an employee on behalf of Shanghai Aoshu. As of December 31, 2024 and June 30, 2025, the Group made full provision of receivables from Shanghai Aoshu based on the management’s estimation of the collectability of the receivable from Shanghai Aoshu;

Amounts due to related parties

Amount due to related parties consisted of the following for the periods indicated:

	As of December 31,	As of June 30,
	2024	2025
		(Unaudited)
Due to related parties, current
Accounts payable
Shanghai Shenghan	$67,068	$68,338

Interest-free loans
Hui Yuan (c)	150,000	-
Subtotal-due to related parties, current	217,068	68,338

Due to a related party, non-current
Hui Yuan (d)	7,336,833	7,600,601
Subtotal-due to a related party, -non-current	7,336,833	7,600,601
Total	$7,553,901	$7,668,939

(c)	In December 2024, the Group received a loan of $150,000 from Hui Yuan as advance funds for daily operational purposes. The advance was interest-free, unsecured and repayable on demand. During the six months ended June 30, 2025, the Group fully repaid the above amount.

(d)	Hui Yuan provided several interest-free loans to the Group for its daily operation needs before 2022. In 2023, the Group entered into agreement with Hui Yuan to establish an annual interest rate for the outstanding loans. The interest shall be calculated at an annual rate of 6.8% based on the actual number of days used from January 1, 2023. The maturity of the loans from Hui Yuan will be extended based on mutual consent. As of December 31, 2024 and June 30, 2025, the corresponding balance due to Hui Yuan was $7,336,833 and $7,600,601, respectively.

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Significant transactions with related parties

	For the six months ended June 30,
Nature	2024	2025
	(Unaudited)
Technology service provided by related parties
Zhizhen Guorui	$288,037	$79,596
Shanghai Shenghan	-	3,378

Repayment of loans from a related party
Hui Yuan	$782,536	$94,261

Repayment of interest-free loans from a related party
Hui Yuan	-	150,000

13.	CONCENTRATION OF CREDIT RISK

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for credit losses. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue.

	For the six months ended June 30,
	2024		2025
	(Unaudited)
	Amount	%	Amount	%
Percentage of the Group’s total revenue
Customer A	7,868,153	23.9%	3,897,127	33.8%
Customer B	*	*	1,803,456	15.7%
Customer C	*	*	1,443,077	12.5%
Customer D	*	*	1,261,059	10.9%
Customer E	4,715,701	14.3%	*	*

*	represent percentage less than 10%

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:

	As of December 31,		As of June 30,
	2024		2025
	(Unaudited)
	Amount	%	Amount	%
Percentage of the Group’s accounts receivable, net
Customer A	17,781,671	32.0%	21,573,264	42.0%
Customer E	8,842,813	15.9%	8,658,074	16.8%
Customer F	6,105,155	11.0%	5,975,125	11.6%

*	represent percentage less than 10%

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total purchases:

	For the six months ended June 30,
	2024		2025
	(Unaudited)
	Amount	%	Amount	%
Percentage of the Group’s total purchase
Supplier A	14,320,237	31.3%	6,957,037	20.2%
Supplier B	7,833,995	17.1%	6,955,848	20.2%
Supplier C	*	*	6,042,282	17.5%
Supplier D	*	*	5,515,263	16.0%
Supplier E	4,883,356	10.7%	*	*
Supplier F	4,834,051	10.6%	*	*

*	represent percentage less than 10%

14.	COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Group leases offices for operation under operating leases. Future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year was as follows:

For period ending June 30,	Lease Commitment
2026	$503,139
2027	106,062
Total	$609,201

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable.

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Patent Infringement Litigation in the PRC

On August 3, 2020, Shanghai Xiao-i filed a lawsuit with the High People’s Court of Shanghai in China, against Apple Computer Trading (Shanghai) Co., Ltd., Apple, Inc., and Apple Computer Trading (Shanghai) Co., Ltd. (together, “Apple”), demanding that Apple cease its infringement of Shanghai Xiao-i’s intelligent assistant patent (ZL200410053749.9 invention patent) by its Siri (intelligent assistant) (the “Patent Infringement Case”). The lawsuit seeks various remedies, including but not limited to, requiring Apple to stop manufacturing, using, offering to sell, selling or importing products that infringe Shanghai Xiao-i’s patent, and a temporary claim amount of 10 billion yuan (RMB). On August 27, 2020, the High People’s Court of Shanghai formally accepted the Patent Infringement Case filed by Shanghai Xiao-i against Apple. On September 4, 2021, Shanghai Xiao-i filed a behavior preservation application (injunction) with the Shanghai High People’s Court, demanding Apple to immediately stop the patent infringement involving Siri, including but not limited to stopping the production, selling, offering to sell, importing or using of iPhone products that infringe Shanghai Xiao-i’s patent. On February 3, 2023, Apple filed a lawsuit against Shanghai Xiao-i with the Shanghai High People’s Court, requesting confirmation that the iPhone SE, iPhone 12, and iPhone 13 series products equipped with Siri (the “products in question”) do not infringe on the patent rights of ZL200410053749.9 invention patent, and ordered Shanghai Xiao-i to compensate the plaintiff for reasonable expenses, including lawyer fees, notarization fees, etc., totaling RMB 2 million temporarily. On January 29, 2024, the Shanghai High Court decided to merge the above two cases for trial, and they are currently under review. On March 27, 2023, the Beijing Intellectual Property Court notified that Apple Computer Trading (Shanghai) Co., Ltd. had filed a patent administrative lawsuit against the defendant China National Intellectual Property Administration and the third person, Shanghai Xiao-i, regarding the 58271 and 58272 Review Decision of Request for Invalidation, and the lawsuit was dismissed on June 28, 2024. As of the date of this interim report, the Patent Infringement Case is still pending.

Securities Class Action Litigation

On June 26, 2024, a securities class action was filed in the Supreme Court of the State of New York, County of New York, against Xiao-I Corporation and certain of its officers and directors. Plaintiffs alleged violations of the Securities Act of 1933, asserting that the company’s IPO registration statement and prospectus contained materially misleading statements or omissions related to its AI capabilities and customer contracts. The action seeks unspecified damages and other relief. On September 13, 2024, plaintiffs filed an amended complaint expanding the allegations to include new information from Xiao-I’s subsequent SEC filings, arguing that post-IPO disclosures also failed to correct earlier misstatements. Xiao-I Corporation moved to dismiss the state court case on October 31, 2024, that motion was granted on April 24, 2025. At this time, the Company cannot reasonably estimate the maximum potential exposure or the range of possible loss for this matter.

Separately, on October 15, 2024, a second securities class action lawsuit was filed in the U.S. District Court for the Southern District of New York alleging violations of both the Securities Act and the Securities Exchange Act of 1934. The complaint focuses on similar alleged misrepresentations in the IPO filings and alleges the company failed to disclose material risks about its technology and commercialization prospects. Xiao-I disclosed that it intends to vigorously contest both lawsuits. Xiao-I Corporation submitted pre-motion to dismiss letters on May 7, 2025, and motions to dismiss are due on June 9, 2025. The plaintiff filed the second amended class action complaint to the court on June 30,2025. Xiao-I Corporation filed the motion to dismiss to the Plaintiff’s second amended complaint on September 2, 2025.The Company believes the claims are without merit and intends to vigorously defend the action. At this time, the Company cannot reasonably estimate the maximum potential exposure or the range of possible loss for this matter.

PRC Financial and Commercial Litigation

In November 2024, Baiyun District People’s Court of Guiyang accepted a contract dispute filed by Guiyang Comprehensive Bonded Zone Intelligent Link Technology Co., Ltd. against Shanghai Xiaoi, seeking payment of outstanding rental fees and overdue payment interest totaling RMB5,403,917.65 ($754,358). The case is currently pending second-instance proceedings, and no final judgment has been rendered.

In May 2025, the Huangpu District People’s Court of Shanghai accepted a financial contract dispute filed by China Construction Bank Corporation Shanghai Branch against Shanghai Xiao-i, seeking repayment of loan principal and penalty interest totaling RMB25,036,162.25 ($3,494,913). The court has issued a final judgment ordering the defendant to pay the claimed amount.

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In July 2025, the Qingpu District People’s Court of Shanghai accepted a private lending dispute filed by Quan Feng against Shanghai Xiao-i, seeking repayment of principal, interest, and legal fees totaling RMB15,116,000 ($2,110,112). The case was resolved through mediation under an installment repayment plan.

In June 2025, the Huangpu District People’s Court of Shanghai accepted a private lending dispute filed by Shanghai Tianyong Asset Management Co., Ltd. against Shanghai Xiao-i, seeking payment of principal and attorney fees totaling RMB13,060,000 ($1,823,106), plus interest. In August 2025, following a jurisdictional objection by the defendant, the case was transferred to the Jiading District People’s Court of Shanghai. The case has not yet been heard.

In July 2025, the Jiading District People’s Court of Shanghai accepted a financial contract dispute filed by Jiangsu Bank Co., Ltd. Shanghai Jiading Branch against Shanghai Xiao-i, seeking repayment of outstanding loan principal, penalty interest, compound interest, attorney fees, and litigation costs totaling RMB20,139,027.78 ($2,811,300). The case has been heard, but no judgment has been rendered.

In October 2025, the People’s Court of Pudong New Area, Shanghai accepted a financial contract dispute filed by Bank of Ningbo Limited Shanghai Branch against Shanghai Xiao-i, seeking repayment of outstanding loan principal, penalty interest, and compound interest totaling RMB20,151,522.30 ($2,813,044). The case has been heard, but no judgment has been rendered.

In October 2025, the Jiading District People’s Court of Shanghai accepted a financial contract dispute filed by Shanghai Rural Commercial Bank Co., Ltd. Jiading Branch against Shanghai Xiaoi, seeking repayment of principal and overdue interest totaling RMB10,023,435.07 ($1,399,218). The plaintiff has since withdrawn the lawsuit.

In April 2025, Minhang District People’s Court of Shanghai accepted a real estate lease contract dispute filed by Shanghai Caohejing Development Zone High-Tech Park Development Co., Ltd. against Shanghai Xiaoi, seeking payment of amounts totaling RMB4,748,644.08 ($662,885) after offsetting the security deposit, excluding interest and post-termination occupation and use fees. The court has issued a final judgment ordering the defendant to pay the claimed amount.

In July 2025, the Tianjin Free Trade Zone People’s Court accepted a service contract dispute filed by Lion Public Relations Consultants (Tianjin) Co., Ltd. against Shanghai Xiaoi, seeking payment of service fees and overdue payment interest totaling RMB602,088.36 ($84,048). The case is currently pending, and no final judgment has been rendered.

In August 2025, the Jing’an District People’s Court of Shanghai accepted a financial loan contract dispute filed by Bank of Nanjing Co., Ltd., Shanghai Branch against Shanghai Xiaoi, seeking repayment of outstanding loan principal and related interest totaling approximately RMB9,907,358.11 ($1,383,014). The case was heard on November 6, 2025, and no final judgment has been rendered.

During 2025, in addition to the aforementioned litigation, Xiao-I was involved in 14 other lawsuits within China, primarily arising from contractual disputes in business operations. Among these, Xiao-I served as the plaintiff in 4 cases, with a total involved amount of approximately RMB 2,837,875($396,152.07). Xiao-I was the defendant in 10 cases, with a total amount in dispute of approximately RMB 5,176,315.09($722,585.72).

Shareholder Litigation

In June 2025, the People’s Court of Pudong New Area, Shanghai accepted a shareholder rights infringement case filed by Shanghai Jixuan Enterprise Management Consulting Partnership (Limited Partnership) against Xiao-I Corporation and Yuan Hui. The plaintiff alleged that the defendants' failure to promptly assist shareholders in converting Cayman Islands common shares into American Depositary Shares (ADS) for secondary market trading resulted in diminished stock value and financial losses. The plaintiff sought a court order requiring the defendants to: ) the release of lock-up restrictions on 183,660 American Depositary Shares and conversion of the related ADRs, and (ii) compensation of RMB2,265,315.41. The defendants filed a jurisdictional objection in August 2025, and the court has not yet issued a ruling. The case has not been heard.

In September 2025, the People’s Court of Pudong New Area, Shanghai accepted a shareholder rights infringement case filed by Shanghai Jiding Enterprise Management Consulting Partnership (Limited Partnership) against Xiao-I Corporation and Yuan Hui. The plaintiff alleged that the defendants' failure to promptly assist shareholders in converting Cayman Islands common shares into American Depositary Shares (ADS) for secondary market trading resulted in diminished stock value and financial losses. The plaintiff seeks, among other relief, (i) the release of lock-up restrictions on 980,661 American Depositary Shares and conversion of the related ADRs, and (ii) compensation of RMB12,108,027.86 ($1,690,216).  The defendants filed a jurisdictional objection in October 2025, and the court has not yet issued a ruling. The case has not been heard.

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Labor Disputes

During 2024, Xiao-I is involved in labor disputes in China involving more than 40 former employees who were laid off as part of a workforce optimization initiative. The disputes primarily relate to claims for unpaid wages, social insurance contributions, housing fund payments, and severance compensation. The total amount of claims asserted exceeds RMB 5 million. During 2025, the Company was involved in multiple labor disputes in China involving more than 109 former employees laid off pursuant to a workforce optimization plan. These disputes primarily relate to alleged unpaid wages, social insurance contributions, housing provident fund payments, and severance compensation, with total claims exceeding RMB 18 million. As of the date of this interim report, more than 35 cases remain pending before local labor arbitration authorities, and the remaining cases have been concluded. For cases that have been concluded, the company is actively making repayments while negotiating with employees to establish payment plans with extended deadlines. The Company is actively engaging with relevant agencies to seek resolution. While management does not currently expect the outcome to have a material adverse effect on its unaudited condensed consolidated financial statements, the disputes could adversely affect employee morale, operational efficiency, or public perception.

In the opinion of management, except for the litigations mentioned above, there were no other pending or threatened claims and litigation as of June 30, 2025 and through the issuance date of these unaudited condensed consolidated financial statements.

15.	SUBSEQUENT EVENTS

2025 Share Incentive Plan

Subsequent to June 30, 2025 and as of the date of this interim report, the Company have granted RSUs under the 2025 Plan, representing in total 500,961 ordinary shares, to three external consultants for services, with the weighted average estimated fair value on the grant date of each ordinary shares underlying of $0.71. Each RSU represents the right to receive one ADS of the Group and fully vested upon grant.

The Group has evaluated subsequent events through December 31, 2025, the date of issuance of the unaudited condensed consolidated financial statements, and noted that there are no other subsequent events.